UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-31303

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Black Hills Corporation
7001 Mount Rushmore Road
Rapid City, South Dakota 57702

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	5

Notes to Financial Statements as of December 31, 2018 and 2017 and for the Year Ended December 31, 2018	6

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (held as of December 31, 2018)	12

EXHIBIT INDEX	13

SIGNATURE	14

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Black Hills Corporation 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Black Hills Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 21, 2019

We have served as the Plan’s auditor since 2002.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2018 and 2017

	2018	2017

Assets:
Investments:
Participant-directed investments – at fair value	$439,961,355	$463,702,049
Total investments	439,961,355	463,702,049

Cash	44	44

Receivables:
Employer contribution	17,296	199,294
Notes receivable from participants	9,233,582	9,393,150
Total receivables	9,250,878	9,592,444

Net assets available for benefits	$449,212,277	$473,294,537

The accompanying Notes to Financial Statements are an integral part of these financial statements.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Year Ended December 31, 2018

2018
Additions to net assets
Contributions:
Participant contributions	$23,163,484
Participant rollover contributions	2,908,970
Employer contributions	21,520,222
Total contributions	47,592,676

Investment income (loss):
Net depreciation in fair value of investments	(33,665,697)
Interest and dividends	8,961,674
Total investment loss	(24,704,023)

Other income:
Interest received on notes receivable from participants	436,773

Total additions to net assets	23,325,426

Deductions from net assets:
Administrative expenses	(50,532)
Benefits paid to participants	(47,357,154)
Total deductions from net assets	(47,407,686)

Decrease in net assets available for benefits	(24,082,260)

Net assets available for benefits:
Beginning of year	473,294,537
End of year	$449,212,277

The accompanying Notes to Financial Statements are an integral part of these financial statements.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the Year Ended December 31, 2018

(1)    DESCRIPTION OF THE PLAN

The following description of the Black Hills Corporation 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s information.

General — The Plan is a defined-contribution plan for eligible employees of Black Hills Corporation and subsidiary companies (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (IRC).

Plan Merger — On December 31, 2017, the SourceGas Retirement Savings Plan (the “SG Plan”) merged into the Black Hills Corporation Retirement Savings Plan (the “BH Plan”). All participants of the SG Plan became eligible to participate in the BH Plan. The participants’ deferral rates that were in effect under the SG Plan at the time of the merger were transferred to the BH Plan. On December 31, 2017, the SG Plan’s assets available for benefits totaling $104,890,083 were transferred to the BH Plan. The BH Plan was amended and restated effective January 1, 2018 and renamed the Black Hills Corporation 401(k) Retirement Savings Plan.

Plan Administration — Charles Schwab Trust Company (Charles Schwab), a division of Charles Schwab Bank serves as custodian and record keeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). Charles Schwab is the trustee of the Plan.

Eligibility and Vesting — Employees meeting certain criteria, as defined, are eligible to participate in the Plan one month following their date of employment. The Plan includes an automatic-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a target retirement fund appropriate for their age until changed by the participant. The Plan includes an Automatic Savings Increase (ASI) feature where the participant’s savings rate will increase 1% annually until their savings rate reaches 10%, they have elected to change their savings rate, or they elected to opt-out of ASI. In 2019, the ASI “Ceiling” increased to 15% and participants are required to opt-out of ASI each year.

Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service at a rate of 20% per year. A participant is 100% vested after five years of service. Participants also become fully vested in Company matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, (iii) non-elective contributions made by the Company; and (iv) participant rollovers from another plan.

Participants may contribute up to 50% of their eligible compensation to the Plan each year. These contributions are subject to certain IRC limitations with an annual maximum pre-tax contribution of $18,500 for 2018 and $18,000 for 2017. Combined employee pre-tax, employee after-tax, employee Roth and employer matching contributions per participant (excluding catch-up contributions) were limited to the lesser of $55,000 and $54,000 in 2018 and 2017, respectively or 50% of the employee’s available eligible annual pay. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. There is no limit to how often participants may change their contribution percentages. The Plan provides for Company matching contributions and non-elective Company Retirement Contributions for certain eligible participants.

Company Matching Contributions — The Company makes a standard matching contribution, equal to 100% of each eligible participant’s pre-tax and after-tax deferral contributions up to 6% of the participant’s compensation as provided under the Plan. All matching contributions are invested as directed by the participant.

Company Retirement Contributions — The Company Retirement Contributions are non-elective contributions made to eligible employees equal to a certain percent of their eligible compensation based upon their age and years of service at a certain date. All Company Retirement Contributions are invested as directed by the participant. Company Retirement Contributions of $8,775,675 and $6,496,697 were made to eligible employees in 2018 and 2017, respectively.

Rollover Contributions — Participants may also contribute amounts representing distributions from other qualified defined benefit or defined-contribution plans. Contributions are subject to certain IRC limitations. The Plan received $2,908,970 in rollover contributions from other qualified plans in 2018.

Participant Accounts — Individual accounts are maintained for each Plan participant. As applicable, each participant’s account is credited with (i) the participant’s contribution and related matching, and (ii) Plan earnings. Cheyenne Light’s non-elective contributions were based on a points system (age plus years of vesting service), which are a percentage of the participant’s eligible base pay. Effective January 1, 2018, Cheyenne Light’s non-elective contributions will no longer be based on the points system, but will be eligible for the Company Retirement Contribution. Participant accounts are also charged an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants may direct the investment of their contributions, the Company contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 20 investment options, including a common collective trust stable value fund, Vanguard mutual funds, common stock of the Company, and a self-directed brokerage account feature, Schwab Personal Choice Retirement Account (PCRA). With respect to common stock of the Company, participants may direct up to 20% of their account balance in Black Hills Corporation common stock. With respect to the PCRA, participants may direct up to 100% of their account balance in permitted investments of the PCRA (which excludes the Plan’s investment offerings).

Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, reduced by the highest outstanding loan balance during the one-year period ending the day before the request for a new loan, or one-half of the vested account balance. Loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at 1% over the prime interest rate on the date of the loan. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence and must be paid off within 15 years. Participants may not have more than one loan outstanding at any time. Loans are prohibited for terminated employees.

As of December 31, 2018, participant loans have maturities through December 30, 2033 at interest rates ranging from 4.25% to 6.50%.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant (or the participant’s beneficiary in the case of death) may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months. Effective January 1, 2019, the six-month suspension period was eliminated under the Bipartisan Budget Act of 2018.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the plan document, the account will be reinstated. During 2018, Company contributions were reduced by $891,095 from forfeited non-vested accounts.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Plan administrative expenses of approximately $412,590 in 2018 were paid by the Company. Administrative expenses for loan fees are paid by the individual plan participant and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Roth 401(k) Option — Roth 401(k) employee contributions are made on an after-tax basis. The Company match applies to the Roth 401(k) contributions.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

(3)	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value, as follows:

•	Level 1 refers to securities valued using unadjusted quoted prices from active markets for identical assets;

•	Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Additional information about plan assets, including methods and assumptions used to estimate the fair value of these assets, is as follows:

Money market funds are primarily cash equivalents held in short-term commingled funds that are categorized as Level 1. They are valued at cost plus accrued interest, which approximates fair value.

Mutual funds are categorized as Level 1 and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock is valued at the closing price reported on the active market on which the securities are traded. Common stock is categorized as Level 1. See Note 7 for further discussion of Black Hills Corporation common stock.

Self-directed brokerage accounts consist of common stocks, mutual fund, and short-term investments that are valued on the basis of readily determinable market prices and are categorized as Level 1. These accounts also consist of bonds, which are valued by evaluated pricing from observable market prices, and are categorized as Level 2.

Common collective trust funds are funds based upon the redemption price of units held by the Plan, which is based on the current net asset value (NAV) of the common collective trust fund’s underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the net assets by its units outstanding at the valuation dates. See Note 6 for further disclosure.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2018 and 2017:

	December 31, 2018
	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	Net Asset Value	Total Investments

Money market funds	$1,185	$—	$—	$1,185	$—	$1,185
Mutual funds	386,018,271	—	—	386,018,271	—	386,018,271
Black Hills Corporation common stock	18,854,224	—	—	18,854,224	—	18,854,224
Self-directed brokerage accounts - PCRA	10,584,187	2,529,302	—	13,113,489	—	13,113,489
Common collective trust fund	—	—	—	—	21,974,186	21,974,186
Total investments	$415,457,867	$2,529,302	$—	$417,987,169	$21,974,186	$439,961,355

	December 31, 2017
	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	Net Asset Value	Total Investments

Money market funds	$1,969	$—	$—	$1,969	$—	$1,969
Mutual funds	410,622,009	—	—	410,622,009	—	410,622,009
Black Hills Corporation common stock	18,484,586	—	—	18,484,586	—	18,484,586
Self-directed brokerage accounts - PCRA	10,464,505	1,834,598	—	12,299,103	—	12,299,103
Common collective trust fund	—	—	—	—	22,294,382	22,294,382
Total investments	$439,573,069	$1,834,598	$—	$441,407,667	$22,294,382	$463,702,049

For the years ended December 31, 2018 and 2017, there were no transfers between levels.

The following tables set forth a summary of the Plan’s investments with a reported NAV at:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2018
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Galliard Retirement Income Fund CL 35	$21,974,186	—	Daily or Immediate	None

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2017
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Galliard Retirement Income Fund CL 35	$22,294,382	—	Daily or Immediate	None

(4)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

(5)	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 8, 2010, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC and regulations thereunder. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. However, the trust is subject to unrelated business income tax (“UBIT”) on income derived from certain partnership investments pursuant to Section 511(a) of the IRC. No provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions were taken by the Plan that would require recognizing a tax liability or asset. The Plan is subject to routine audits by taxing authorities however, there are currently no audits for any tax periods in progress. The Plan administrator believes it may not be subject to income tax examinations for years prior to 2015.

(6)	STABLE VALUE FUND

The Galliard Retirement Income Fund CL 35 (the “Fund”) is a common collective trust stable value fund sponsored by Wilmington Trust Retirement and Institutional Services Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s NAV determined as of the close of business each day. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV, although there is no guarantee that the Fund will be able to maintain this value.

Participants may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. Certain events may limit the ability of the Plan to transact at contract value with the stable value fund (for example, partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, certain transfers of assets from the stable value fund) and may also limit the ability of the stable value fund to transact at contract value with the participants. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

(7)	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in a fund offered by Charles Schwab and Black Hills Corporation common stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2018 and 2017, the Plan held 300,322 and 307,513 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $13,129,954 and $12,939,492, respectively. The market value of these shares totaled $18,854,224 and $18,484,586 at December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, the Plan recorded dividend income from this investment of $579,350.

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN
(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (held at end of year)
As of December 31, 2018

Description	Cost**	Current Value
Money market fund:
Schwab U.S. Treasury Money Fund*		$1,185

Common collective trust fund:
Galliard Retirement Income Fund CL 35		21,974,186

Mutual funds:
Vanguard Extended Market Index Fund		33,531,105
Vanguard Inflation-Protected Securities Fund		8,489,797
Vanguard Institutional Index Fund		67,368,034
Vanguard REIT Index Fund		3,838,322
Vanguard Total Bond Market Index Fund		20,014,572
Vanguard Total International Stock Index		22,657,081
Vanguard Target Retirement Income Fund		2,975,118
Vanguard Target Retirement 2015 Fund		7,038,914
Vanguard Target Retirement 2020 Fund		33,848,726
Vanguard Target Retirement 2025 Fund		48,223,736
Vanguard Target Retirement 2030 Fund		33,958,585
Vanguard Target Retirement 2035 Fund		30,122,891
Vanguard Target Retirement 2040 Fund		24,285,775
Vanguard Target Retirement 2045 Fund		25,513,684
Vanguard Target Retirement 2050 Fund		16,250,530
Vanguard Target Retirement 2055 Fund		6,423,774
Vanguard Target Retirement 2060 Fund		1,477,627

Total mutual funds		386,018,271

Common stock - Black Hills Corporation*		18,854,224

Cash*		44

Self-directed brokerage accounts - PCRA		13,113,489

Participant loans* (interest rates ranging from 4.25% - 6.50%; Maturity dates extending through December 30, 2033)		9,233,582

		$449,194,981
________________________

*	Denotes party-in-interest to the Plan

**	Cost information is not required for participant-directed accounts and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation 401(k) Retirement Savings Plan

By:	/s/ RICHARD W. KINZLEY
Richard W. Kinzley
Senior Vice President and
Chief Financial Officer

Date: June 21, 2019